Exhibit 99.3

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Innovations Inc. (“Westport”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2012.  Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  The Company’s reporting currency is the U.S. dollar. This MD&A is dated May 31, 2013.

On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all consolidated operating companies to the calendar year.  As a result of changing our year end, the previous reporting period is a “stub” period of only nine months (April 1, 2011 to December 31, 2011).  Due to the difference in period lengths, the consolidated statements of operations and statements of cash flows are not directly comparable.

In our previously filed annual and interim financial statements in fiscal 2012 and 2011, the Company had identified Cummins Westport Inc. (“CWI”) as a variable interest entity (“VIE”) and Westport’s interest as being that of the primary beneficiary upon adoption of  Accounting Standards Update 2009-17, Consolidation (Topic 810):  Improvements to Financial Reporting by Enterprises with Variable Interest Entities, (“ASU 2009-17”) effective April 1, 2010.  As a result, the Company consolidated CWI on a line by line basis in its consolidated financial statements reflecting its financial position, results of operations and cash flows.

Based on the Company’s ongoing review and adoption of the applicable accounting guidance in ASU 2009-17 and related interpretations, the Company concluded that CWI should be accounted for under the equity method because CWI continues to be a VIE but there is no primary beneficiary.  Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors.  No one shareholder has the unilateral power to govern CWI.  The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents.  As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared.  Accordingly neither party is the primary beneficiary.

Commencing with the annual report for the year ended December 31, 2012, the Company is recording the results of CWI using the equity method and has restated its consolidated financial statements for the nine month period ended December 31, 2011 and the year ended March 31, 2011 on a similar basis.  This restatement did not affect the reported amounts of net loss attributable to the Company, loss per share or shareholders’ equity but has impacted certain amounts disclosed. The Company’s interest in the net assets of CWI is now presented net on a single line in other long-term investments on the balance sheet, and the Company’s share of net earnings of CWI is reflected in income from investments accounted for by the equity method in the statements of operations. The assets, liabilities, revenues and expenses of CWI previously included on the balance sheet and statement of operations on a line by line basis are summarized in note 7(b) of our audited consolidated financial statements, for the fiscal year ended December 31, 2012.  There was no cumulative effect from adoption of ASU 2009-17 at April 1, 2010.

The Company originally filed its consolidated financial statements for the year ended December 31, 2012 reflecting the restatement described above on or about March 7, 2013. Subsequent to the date of filing the 2012 annual consolidated financial statements, the Company has identified additional disclosures to assist in understanding the impact of the change in accounting for CWI. See notes 7(b) and 26 of our audited consolidated financial statements for the fiscal year ended December 31, 2012 for the additional disclosures and the effect of the corrections on each financial statement line item for previously issued financial statements.

In addition, the Company identified amounts reclassified from foreign exchange loss (gain) to income from investment accounted for by the equity method for the nine month period ended December 31, 2011 ($2,040) and the year ended March 31, 2011 ($1,042) to be consistent with the revised presentation of CWI and revised the pro forma revenue amounts for these periods in notes 4(a) and (b).  The Company also identified disclosure reclassifications in deferred income taxes from non-current to current ($5,639) for balances as at December 31, 2011 (note 20 (b)) and segmented information related to long-lived assets information (note 24) allocated by geographic areas as at December 31, 2012 and December 31, 2011. Finally, certain typographical errors have been corrected to ensure consistency of presentation.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.   All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, availability of funding and funding requirements, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.  The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our annual information form. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels.  Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 8.9 litre), heavy-duty- (11 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive, alternative fuel based on a more abundant natural resource.  Through our partnerships and direct sales efforts, to date, we have sold over 73,000 natural gas and propane engines and fuel systems to customers in more than 19 countries.  We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with six of the world’s top ten truck producers, as well as eight of the world’s top ten automotive manufacturers.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines.  We have invested over $400 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines.  The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.  Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen.  Our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with the world’s leading diesel engine and truck original equipment manufacturers (“OEMs”) to develop, manufacture and distribute our engines and fuel systems to a diverse group of global truck and bus OEMs.  Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets.  We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

BUSINESS UNIT REALIGNMENT

During the fourth quarter of 2012, Westport created new internal reporting alignments to accommodate the variety in product, system and service solutions provided by Westport.  In addition, Westport is expecting to deliver new and existing products across multiple platforms under the single “Westport” brand going forward.  We have removed label restrictions described as “Light-Duty”, “Heavy-Duty” or “High-Horsepower” to allow us to enter new markets with new and existing products and services under the one brand: “Westport”.

Internal operating segments following the realignment include: Applied Technologies, On-Road Systems, New Markets and Off-Road Systems and Corporate and Technology Investments.  In addition, Westport has a diverse set of OEM development relationships and joint ventures.

The principle focus and responsibilities of the new reporting alignments are summarized below:

Applied Technologies

The Applied Technologies business unit (“Applied Technologies”) designs, manufactures and sells compressed natural gas (“CNG”), liquefied petroleum gas (“LPG”), and liquefied natural gas (“LNG”) components and subsystems to over 20 global OEMs including Fiat, Volkswagen, the GAZ Group, Toyota, Chrysler, Tata, and General Motors (“GM”) and to aftermarket customers in over 60 countries.  Sales from Westport wholly owned Italian subsidiaries OMVL S.p.A. (“OMVL”) and Emer S.p.A (“Emer”) and Westport’s Australian operations are reported under Applied Technologies and are made either directly to OEMs or through one of their many distributors.  Applied Technologies designs and manufactures a range of components from pressure regulators, injectors, ECUs and valves, to filters; sells monofuel and bi-fuel conversion kits; and also offers full engine management solutions and systems that can be launched quickly at a competitive price.  Applied Technologies provides Westport with high volume, scalable manufacturing and assembly.  The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

On-Road Systems

The On-Road Systems business unit (“On-Road Systems”) engineers, designs, assembles and sells complete engine and vehicle systems for automotive, light commercial, trucking and industrial applications. Westport’s existing On-Road Systems OEM customers and partners include Ford, GM, PACCAR Inc. (“PACCAR”) (Kenworth and Peterbilt, a PACCAR company), Volvo Car Corporation (“Volvo Car”), AktieBolag (“AB Volvo”), and Clark Material Handling (“Clark”).  Current products include the Westport WiNG™ Power System (“Westport WiNG System”) for the Ford F-250/F-350 and F-450/F-550 bi-fuel (CNG and gasoline) Super Duty pick-up truck, WestportTM 15L product using Westport high pressure direct injection (“Westport HPDI”) technology and offered in Peterbilt and Kenworth heavy-duty trucks, Volvo Car bi-fuel systems (CNG and gasoline) for the V70 Bi-Fuel wagon, and WestportTM 2.4L industrial engines sold to Clark and Cummins Western Canada for forklift and oilfield applications, respectively.

On-Road Systems also has additional product development activities underway with AB Volvo for Westport HPDI-powered heavy-duty trucks and advanced engineering development with GM for light-duty vehicles. To facilitate faster adoption of natural gas vehicles, the On-Road Systems business unit also provides additional products and services such as the new WestportTM LNG Tank System and JumpStart mobile fuel services.  Growth drivers include growing existing product sales, new product introduction and market expansion.

New Markets and Off-Road Systems

The New Markets and Off-Road Systems business unit (“New Markets and Off-Road Systems”) has been exploring opportunities for using LNG fuel in the large, off-road engine applications like rail, mining, marine and oil & gas.  Westport’s existing New Markets and Off-Road Systems OEM customers and partners include Caterpillar Inc. (“Caterpillar”) and Weichai Power Co. Ltd. (“Weichai”).  According to industry statistics and Westport analysis, the global fuel usage in these applications is over 24 billion gallons of diesel and the opportunity for significant fuel cost savings and reduced emissions through the use of LNG is highly attractive.  In June of 2012, Westport and Caterpillar signed an agreement to collaborate and bring Westport’s HPDI technology into these markets. The initial focus of New Markets and Off-Road Systems is on developing Westport HPDI-based large mine trucks and main line locomotives and the Weichai Westport Inc. (“WWI”) 12L development program.

Revenues are expected to come from product and component sales, the cryogenic vessels required to store the LNG, and the control systems which deliver fuel to the engine associated with such vehicles. There is a large market opportunity for cryogenic systems where Westport has technology in LNG storage and pump configurations for transportation based on years of experience in On-Road Systems.  Westport currently provides a number of cryogenic tank system solutions to carry fuel for large non-Westport HPDI LNG off-road engines currently available as interim solutions in mining, marine and rail until the release of the higher diesel substitution solutions based on direct injection.

Corporate and Technology Investments

The Corporate and Technology Investments business unit (“Corporate and Technology Investments”) includes investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long term product development and future return on investments.

Westport Joint Ventures

Cummins Westport Inc.

Cummins Westport Inc. (“CWI”), our 50:50 joint venture with Cummins, Inc., (“Cummins”), serves the medium to heavy-duty engine markets.  CWI engines are offered by many OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications.  The fuel for CWI engines is typically carried on the vehicles as CNG or LNG.  CWI engines are produced at certain Cummins’ plants, allowing CWI to leverage Cummins’ manufacturing footprint without incurring additional capital costs.  CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks.

Weichai Westport Inc.

Weichai Westport Inc. (“WWI”), a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd., (“Weichai Holding”) (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. (“Hong Kong Peterson”) (25% interest) to focus on the Chinese market.  WWI develops, manufactures and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach and heavy-duty truck applications in China or exported to other regions globally.  WWI’s facility in China currently has an annual production capacity of 40,000 engines.

GENERAL DEVELOPMENTS

On February 20, 2012, we announced that we had entered into an amended and restated joint venture agreement (“JVA”) with Cummins for the CWI joint venture.  The JVA was amended to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

On February 27, 2012, we announced the closing of an offering of common shares of Westport (“Common Shares”), including the exercise of the underwriters’ over-allotment option in full.  With the exercise of the option, we issued a total of 6,325,000 Common Shares under the offering for gross proceeds of $273.6 million.

On March 6, 2012, we acquired certain assets of Advanced Engine Components Limited (“AEC”) of Perth, Western Australia, for US$1.1 million (AUD $1.1 million) paid in cash and assumed liabilities. On completion of the transaction, we acquired AEC’s Australian business assets including its intellectual property, key contracts, inventory and fixed assets. We also assumed AEC’s Australian leased facility and kept approximately 10 of AEC’s employees.

On May 18, 2012, we announced that Volvo unveiled its plan to launch a 13 liter heavy-duty natural gas engine featuring Westport HPDI technology.  The product is scheduled for launch for the North American market in 2014.

On June 5, 2012, we announced a signed agreement with Caterpillar to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives.  Caterpillar will fund the development program, and when the products reach commercialization, we expect to participate in the supply of key components.

On October 4, 2012, CWI announced it has begun development on the ISB6.7 G, a mid-range 6.7 liter natural gas engine.  The ISB6.7 G is expected to be in production by 2015 and will be designed to meet Environmental Protection Agency (EPA) and California Air Resources Board (CARB) regulations in force at the time of launch.

On November 26, 2012, Westport announced a unique on-board storage solution that provides best in class performance for vehicles using LNG. The new Westport LNG Tank System, is expected to be available in 120 and 150 gallon capacities and is optimized for spark ignited (“SI”) natural gas engines such as those sold by CWI.  We expect to begin shipping the System by mid-2013.  The Westport LNG Tank System features proprietary Westport technology and is expected to provide customers with the ability to fuel even the largest SI engines on a single tank and deliver extended range.

On February 5, 2013, CWI announced it is supplying engines for two of the largest natural gas transit fleet orders in North America, LA Metro and San Diego Metropolitan Transit System for over 900 natural gas buses powered by CWI’s 8.9L ISL G engine.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the twelve months ended December 31, 2012, nine months ended December 31, 2011 and the twelve months ended March 31, 2011:

Selected Consolidated Statements of Operations Data

	Twelve months ended	Nine months ended	Twelve months ended
(expressed in millions of United States dollars, except for per share	December 31,	December 31,	March 31,
amounts, shares outstanding and units shipped)	2012	2011	2011

Units shipped (1)	1,956	613	27

Total revenue	$155.6	$87.7	$36.8
Gross margin	53.1	20.6	12.8
GM %	34%	23%	35%

Net loss	(98.8)	(45.8)	(42.1)
Net loss per share — basic and diluted (2)	(1.83)	(0.96)	(1.00)

Weighted average shares outstanding	54,072,513	47,933,348	42,305,889

Cash used in operations before changes in non-cash working capital (3)(4)	(89.1)	(48.5)	(39.8)

(1)         Units shipped include Westport 15L systems, bi-fuel systems for the V70 wagon and Westport WiNG System for the F-250/F-350 bi-fuel Super Duty pickup trucks.

(2)         Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, warrants and performance share units would be anti-dilutive.

(3)         See non-GAAP financial measures.

(4)         December 31, 2011 and March 31, 2011 balances restated due to effects of restatements identified in note 2(a).

Selected Balance Sheet Data

	December 31, 2012	December 31, 2011
Cash and short-term investments	$215.9	$67.6
Total assets (1)	490.1	325.8
Long-term financial liabilities (2)	52.2	65.6

(1)         December 31, 2011 balance restated due to effects of restatements identified in note 2(a).

(2)         Excluding warranty liability, deferred revenue, deferred income tax liabilities and other long-term liabilities.

Selected CWI Statements of Operations Data

	Twelve months ended	Nine months ended	Twelve months ended
	December 31,	December 31,	March 31,
(expressed in millions of United States dollars, except for units shipped)	2012	2011	2011

Units shipped	6,804	4,692	3,629

Total revenue	$198.0	$138.8	$111.3
Gross margin	61.4	60.0	44.3
GM %	31%	43%	40%

Segment Operating Income	35.4	42.8	25.4

Income attributable to the Company (1)	13.2	13.0	8.0

(1)         December 31, 2011 and March 31, 2011 balances restated due to effects of restatements identified in note 2(a).

Selected WWI Statements of Operations Data

	Twelve months ended	Nine months ended	Twelve months ended
	December 31,	December 31,	March 31,
(expressed in millions of United States dollars, except for units shipped)	2012	2011	2011

Units shipped	22,025	6,680	1,771

Total revenue	$272.1	$84.9	$53.1
Gross margin	37.8	14.6	10.0
GM %	14%	17%	19%

Segment Operating Income	9.8	4.9	3.4

Income attributable to the Company	2.9	1.4	1.0

OVERVIEW OF YEAR ENDED DECEMBER 31, 2012 RESULTS

Operating Results

Total Consolidated Revenues

(expressed in millions of U.S. dollars)

	Twelve months ended	Nine months ended
	December 31,	December 31,	Change
	2012	2011	$	%

Applied Technologies	$91.7	$55.0	$36.6	67%
On-Road Systems	40.7	22.5	18.3	81%
Corporate and Technology Investments	23.2	10.2	13.1	128%
Total consolidated revenues	$155.6	$87.7	$67.9	77%

For the year ended December 31, 2012, consolidated revenue increased $67.9 million, or 77%, to $155.6 million from $87.7 million for the nine months ended December 31, 2011.  This increase in revenue was driven by an increase in Applied Technologies revenue due to full year contributions from Emer, an increase in On-Road Systems revenues due to higher 15L unit sales and the launch of the F-250/F-350 bi-fuel pick-up truck in June 2012 and Corporate revenue driven primarily by the transfer of the proprietary know-how related to the HPDI technology.

Consolidated net loss attributable to the Company for the twelve months ended December 31, 2012 was $98.8 million, or $1.83 loss per diluted share, compared to a $45.8 million net loss, or $0.96 loss per diluted share, for the nine months ended December 31, 2011.  The $53.0 million increase in net loss was driven by an increase in net losses in Corporate and On-Road Systems as product development costs increased by a greater percentage relative to operating margin from our products.

Capital Management

On February 27, 2012, we announced the closing of an offering of common shares of Westport (“Common Shares”), including the exercise of the underwriters’ over-allotment option in full.  With the exercise of the option, we issued a total of 6,325,000 Common Shares under the offering for gross proceeds of $273.6 million.

Cash, cash equivalents and Investments

As of December 31, 2012, our cash, cash equivalents and short-term investments balance was $215.9 million compared to $67.6 million at December 31, 2011.  For the twelve months ended December 31, 2012, cash used in operations was $85.7 million with $89.1 million used for operating purposes and $3.4 million provided from working capital.  We also paid cash of $1.1 million for our acquisition of certain assets of AEC, purchased $30.4 million of property and equipment, purchased $1.0 million in intangible assets, repaid a portion of our long-term debt totaling $6.7 million, and we received a dividend of $22.6 million from CWI.  We received a repayment on our note receivable of $2.5 million, loan repayments net of advances of $19.4 million to a joint venture partner, drew down our lines of credit for $1.1 million, issued shares through a public share offering resulting in cash inflow of $265.4 million (net of share issuance costs) and issued shares through the exercise of stock options, which resulted in an additional $1.0 million in cash.  Foreign exchange on Canadian dollar and Euro denominated cash, cash equivalents and short-term investments and unrealized foreign exchange impacts on certain foreign currency denominated balances resulted in an unfavorable $0.1 million impact on our cash, cash equivalents and short-term investments balance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s accounting policies are described in Note 2 of our calendar year 2012 annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets.  The application of these and other accounting policies are described in Note 2 of our calendar year 2012 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entities

A VIE is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements.  Interests in VIEs are consolidated by the company that is the primary beneficiary.  The Company’s interest in CWI is a VIE but it is determined that there is no primary beneficiary.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue.  We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability.  The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair.  We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to the warranty provision are recorded in cost of revenue.

Revenue Recognition

Our primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets.  Product and parts revenue is recognized when the products are shipped and title passes to the customer.  Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties.  Revenue from research and development activities is recognized as the services are performed.  Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products.  Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and partner.  The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved.  The Company has deemed all milestone payments within the contract to be substantive.  The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract.  Certain milestones under the contract have yet to be defined.

When an arrangement includes multiple deliverables, the Company allocates the consideration to each separate deliverable (unit of accounting) based on relative selling prices.  A separate unit of accounting is identified if the delivered item(s) have standalone value and the delivery or performance of undelivered items is considered probable and within the control of the Company.  Revenue for each unit of account is recognized in accordance with the above revenue recognition principles. The Company has determined that the license and the development services are separate units of accounting.

Inventories

Inventories consist of fuel systems, component parts, work-in-progress and finished goods associated with our Westport systems.  We carry inventory at the lower of weighted average cost and net realizable value.  In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete.  We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory.  When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded.  Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Property, Plant and Equipment and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.  If such assets are not recoverable, we are required to write down the assets to fair value.  When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Stock-Based Compensation

We account for stock-based compensation related to stock options, performance share units and restricted share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered.  We account for performance shares by calculating the fair value using a Monte-Carlo simulation and restricted share units by calculating the fair value based on the market price of the Company’s common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

Goodwill

We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30.  We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.  We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 changes the language used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2012.  The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), which defers certain requirements within ASU 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This new guidance is to be applied retrospectively. This update was effective for the Company on January 1, 2012.  The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

Intangibles — Goodwill and other

In September 2011, the FASB issued ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment (“ASU 2011-08”), which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This update was effective for the Company on January 1, 2012.  The adoption of this update did not have a material impact on the Company’s goodwill impairment test and the Company’s consolidated financial statement note disclosures.

Balance Sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This new guidance is to be applied retrospectively and is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods.  The Company anticipates that the adoption of this standard will expand its consolidated financial statement footnote disclosures.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures.  As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a—15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of December 31, 2012.

Based on that evaluation in the Company’s Annual Report for the year ended December 31, 2012, as originally filed with the Securities and Exchange Commission (the “SEC”) on or about March 7, 2013 (the “Original Filing”), our CEO and CFO concluded that our disclosure controls and procedures were effective. Subsequent to this evaluation and conclusion, on May 31, 2013, we reported that we had identified a material weakness in internal control over financial reporting.  As a result of the material weakness that has been determined to exist as described in Management’s Report on Internal Control over Financial Reporting, our CEO and CFO have concluded that our disclosure control and procedures were not effective at a reasonable assurance level as of December 31, 2012.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed under our supervision, and affected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

All internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Prior to the filing of our Original Filing, our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, our management believed our internal control over financial reporting was effective based on those criteria. Subsequently, we re-assessed the effectiveness of our internal control over financial reporting using the COSO criteria, and based on our evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2012.

Management has identified the following material weakness in the Company’s internal control over financial reporting as of December 31, 2012.  The Company did not employ accounting staff with an appropriate level of technical accounting knowledge, experience and training in the application of recognition, measurement and disclosure requirements of U.S. GAAP and experience with regulatory requirements. This control deficiency specifically resulted in the Company changing its determination of the primary beneficiary in connection with the application of ASU 2009-17 which was complex and involved significant judgments. As a result, no primary beneficiary was determined and material adjustments were made to the consolidated financial statements as at December 31, 2011 and for the nine month period ended December 31, 2011 and the year ended March 31, 2011 to account for a VIE under the equity method.

This control deficiency also resulted in reclassifications of foreign exchange loss (gain) to income from investment accounted for by the equity method for the nine month period ended December 31, 2011 and the year ended March 31, 2011 to ensure consistency to other presentations of CWI equity income in the filing, deferred income taxes from non-current to current for balances as at December 31, 2011 and within the segmented information note related to long-lived assets information allocated by geographic areas as at December 31, 2012 and December 31, 2011.  We have also adjusted the disclosure of consolidated pro forma revenue in the financial statement notes to remove CWI revenue for the nine month period ended December 31, 2011 and the year ended March 31, 2011. This control deficiency results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012 and issued an adverse opinion.

Remediation Plan

The material weakness described above was identified after the end of the period covered by the Original Filing. We have developed and are implementing remediation plans to address our material weakness.  With respect to the material weakness described above, we have implemented certain remedial procedures to identify the necessary technical expertise in reviewing and interpreting complex accounting issues involving significant judgment and proper disclosures in our consolidated financial statements in accordance with U.S. GAAP.  We are in the process of developing enhanced control procedures designed to ensure accounting personnel have adequate knowledge in assessing complex accounting issues involving significant judgment and disclosures in our consolidated financial statements through training and technical accounting courses and seminars, and we are in the process of recruiting a qualified senior level technical accounting professional. The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Control over Financial Reporting

Except as otherwise discussed above, there were no changes in our internal control over financial reporting for the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect such controls, including any corrective actions with respect to significant deficiencies and material weaknesses.

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Total Revenue

The following table summarizes total revenue by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Total Revenues

(expressed in millions of U.S. dollars)

	Twelve months ended	Nine months ended
	December 31,	December 31,	Change
	2012	2011	$	%

Applied Technologies	$91.7	$55.0	$36.6	67%
On-Road Systems	40.7	22.5	18.3	81%
New Markets and Off-Road Systems	—	—	—	0%
Corporate and Technology Investments	23.2	10.2	13.1	128%
CWI	198.0	138.8	59.2	43%
WWI	272.1	84.9	187.2	220%
Total segment revenues	$625.7	$311.5	$314.2	101%

Less: Equity investees’ revenues	$470.1	$223.8	246.3	110%

Total consolidated revenues	$155.6	$87.7	$67.9	77%

Applied Technologies revenue for the twelve months ended December 31, 2012 increased $36.6 million, or 67%, to $91.7 million from $55.0 million for the nine months ended December 31, 2011. The increase in revenue was driven by six additional months of contributions from Emer as we began consolidating Emer on July 1, 2011 and contributions from AFV since we began consolidating AFV in the fourth quarter of the prior year period.

On-Road Systems revenue for the twelve months ended December 31, 2012 increased $18.3 million, or 81% from $22.5 million to $40.7 million. The increase related to shipments of 393 15L systems compared to 272 15L systems for the nine months ended December 31, 2011, which resulted in an increase in revenue of $5.4 million from $15.9 million in the prior year period to $21.3 million in the current year. There was also an increase of $1.5 million due to increased shipments of 2.4 litre industrial systems to forklift and oilfield customers and $5.4 million from the launch of the F-250/F-350 bi-fuel super duty pick-up truck in the United States. Revenue generated from the Volvo V-70 bi-fuel CNG Wagon increased $4.9 million from $2.6 million in the prior year period to $7.5 million in the current year. On-Road parts revenue for the twelve months ended December 31, 2012 increased $1.1 million to $3.5 million compared with $2.4 million for the nine months end December 31, 2011.

New Markets and Off-Road Systems is a new business unit and has not generated revenue in the current year.

Corporate and Technology Investments revenue for the twelve months ended December 31, 2012 increased $13.1 million, or 128% from $10.2 million to $23.2 million. Included in the current year was one-time license revenue of $8.0 million for the transfer of the proprietary know-how related to the HPDI technology and other fee payments of $1.4 million.  We recognized $13.5 million (2011 - $10.2 million) under our development agreements due to the timing of delivering certain milestones during the periods.  All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the twelve months ended December 31, 2012 increased $59.2 million, or 43% from $138.8 million to $198.0 million. CWI product revenue for the twelve months ended December 31, 2012 increased $47.2 million, or 41%, to $161.7 million on sales of 6,804 units compared to $114.5 million and 4,692 units for the nine months ended December 31, 2011, which was primarily attributed to higher sales volume of ISL G engines in the Americas and sales of engines in Asia and Latin America.  CWI parts revenue for the twelve months ended December 31, 2012 was $36.3 million compared with $24.3 million for the nine months end December 31, 2011.   The number of engines in the field, their age and their reliability impact parts revenue each period.

WWI revenue for the twelve months ended December 31, 2012 increased $187.2 million, or 220% from $84.9 million to $272.1 million. WWI shipped 22,025 units in 2012 compared with 6,680 units for the nine months ended December 31, 2011.

The following table summarizes total revenue by segment for the nine months ended December 31, 2011 compared to the twelve months ended March 31, 2011:

Total Revenues

(expressed in millions of U.S. dollars)

	Nine months ended	Twelve months ended
	December 31,	March 31,	Change
	2011	2011	$	%

Applied Technologies	$55.0	$22.1	$32.9	150%
On-Road Systems	22.5	6.6	15.9	240%
New Markets and Off-Road Systems	—	—	—	0%
Corporate and Technology Investments	10.2	8.1	2.1	25%
CWI	138.8	111.3	27.5	25%
WWI	84.9	53.1	31.8	60%
Total segment revenues	$311.5	$201.2	$110.3	55%

Less: Equity investees’ revenues	$223.7	$164.4	59.3	36%

Total consolidated revenues	$87.7	$36.8	$50.9	138%

Applied Technologies revenue for the nine months ended December 31, 2011 increased $32.9 million, or 150%, to $55.0 million from $22.1 million for the twelve months ended March 31, 2011. The increase in revenue was driven by six months of contributions from Emer or $31.8 million as we began consolidating Emer on July 1, 2011. OMVL revenue increased from $22.1 million from the date of acquisition of July 3, 2010 to March 31, 2011 to $23.3 million for the nine month period ended December 31, 2011.

On-Road Systems revenue for the nine months ended December 31, 2011 increased $15.9 million, or 240% from $6.6 million to $22.5 million. The increase related to shipments of 272 15L systems or $16.1 million in revenue compared to $2.2 million and 27 15L systems for the twelve months ended March 31, 2011. Revenue generated from the Volvo V-70 bi-fuel CNG Wagon was $2.6 million for the nine months ended December 31, 2011 compared to Nil in the prior year period as we acquired AFV in October 2011.  Sales of 2.4L industrial forklift engines generated $1.6 million in revenue during the nine months ended December 31, 2011 compared with $1.7 million for the twelve months ended March 31, 2011. On-Road Systems parts revenue for the nine months ended December 31, 2011 was $2.4 million compared with $2.7 million for the twelve months end March 31, 2011.

Corporate and Technology Investments revenue for the nine months ended December 31, 2011 increased $2.1 million, or 25% from $8.1 million to $10.2 million. The increase was due to the timing of milestone payments under our development agreements.

CWI revenue for the nine months ended December 31, 2011 increased $27.5 million, or 25%, to $138.8 million on sales of 4,692 units compared to $111.3 million and 3,629 units for the twelve months ended March 31, 2011, which was primarily attributed to higher sales volume of ISL G engines in the Americas.

WWI revenue for the nine months ended December 31, 2011 increased $31.8 million, or 60% from $53.1 million to $84.9 million. WWI shipped 6,680 units in the nine month period ended December 31, 2011 compared with 4,822 units for the twelve month period ended March 31, 2011.

Gross Margin

The following table presents gross margin by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Gross Margin

(expressed in millions of U.S. dollars)

	Twelve months ended		Nine months ended
	December 31,		December 31,		Change
	2012	% of Revenue	2011	% of Revenue	$	%

Applied Technologies	$25.3	28%	$11.1	20%	$14.1	127%
On-Road Systems	4.6	11%	(0.7)	-3%	5.3	747%
New Markets and Off-Road Systems	—	0%	—	0%	—	0%
Corporate and Technology Investments	23.2	100%	10.2	100%	13.1	128%
CWI	61.4	31%	60.0	43%	1.4	2%
WWI	37.8	14%	14.6	18%	23.2	160%
Total segment gross margin	$152.4	24%	$95.2	31%	$57.2	60%

Less: Equity investees’ gross margin	$99.3	21%	$74.6	33%	24.7	33%

Total consolidated gross margin	$53.1	34%	$20.6	23%	$32.5	158%

Gross margin is calculated as revenue less cost of product and parts revenue (excluding any depreciation and amortization). The Company’s gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales.

Applied Technologies gross margin increased $14.1 million to $25.3 million, or 28% of revenue, for the year ended December 31, 2012 compared to $11.1 million, or 20% of revenue for the nine months ended December 31, 2011. The increase in gross margin percentage is due to contributions from Emer representing a higher proportion of the revenue, and we consolidated Emer for twelve months in 2012 versus 6 months in the comparative period. Emer has a higher gross margin percentage relative to OMVL due to customer mix and economies of scale.

On-Road Systems gross margin increased $5.3 million to $4.6 million, or 11% of revenue from negative $0.7 million, or negative 3% of revenue for the nine months ended December 31, 2011. The increase in gross margin percentage was due primarily to business mix with the launch of the WiNG System as well as launch customer pricing on the 15L product, and materials variance on certain shipments during the nine month period ended December 31, 2011.

Corporate and Technology Investments gross margin increased $13.1 million from $10.2 million to $23.2 million. The gross margin percentage was 100% in both periods as Corporate gross margin relates entirely to license revenue and milestone payments under our development agreements.

CWI gross margin increased $1.4 million to $61.4 million, or 31% of revenue from $60.0 million or 43% of revenue. CWI product margin and product gross margin percentage for the twelve months ended December 31, 2012 were $46.5 million and 28.8%, respectively, compared to $51.0 million and 44.5%, respectively, for the nine months ended December 31, 2011. This decrease in gross margin percentage was due primarily to warranty adjustments of $9.5 million, extended coverage adjustments of $2.5 million, and net extended coverage claims of $4.3 million in the 2012 period recorded in accordance to CWI’s warranty evaluation process, during which engine component failure rates and repair costs are compared to expected costs.  Excluding these warranty related adjustments, CWI’s gross margin percentage would have been 38.8%.  CWI parts gross margin percentage was 41.3% for the twelve months ended December 31, 2012 compared to 37.1% for the nine months ended December 31, 2011.

WWI gross margin increased $23.2 million to $37.8 million, or 14% of revenue from $14.6 million or 18% of revenue. The decrease in gross margin percentage related primarily to business mix with a high proportion of engine sales at a lower range of engine displacement.

The following table presents gross margin by segment for the nine months ended December 31, 2011 compared to the twelve months ended March 31, 2011:

Gross Margin

(expressed in millions of U.S. dollars)

	Nine months ended		Twelve months ended
	December 31,		March 31,		Change
	2011	% of Revenue	2011	% of Revenue	$	%

Applied Technologies	$11.1	20%	$5.3	24%	$5.9	112%
On-Road Systems	(0.7)	-3%	(0.6)	-9%	(0.1)	20%
New Markets and Off-Road Systems	—	0%	—	0%	—	0%
Corporate and Technology Investments	10.2	100%	8.1	100%	2.1	25%
CWI	60.0	43%	44.3	40%	15.7	35%
WWI	14.6	18%	10.0	19%	4.6	46%
Total segment gross margin	$95.2	31%	$67.1	33%	$28.1	42%

Less: Equity investees’ gross margin	$74.6	33%	$54.3	33%	20.3	37%

Total consolidated gross margin	$20.6	23%	$12.8	35%	$7.8	61%

Applied Technologies gross margin increased $5.9 million to $11.1 million, or 20% of revenue, for the nine month period ended December 31, 2011 compared to $5.3 million, or 24% of revenue for the twelve months ended March 31, 2011. The decrease in gross margin percentage is due primarily to additional cost of sales adjustments arising from inventory fair value adjustments in the quarter immediately subsequent to the acquisition of Emer.

On-Road Systems gross margin decreased $0.1 million to negative $0.7 million, or negative 3% of revenue for the nine months ended December 31, 2011 from negative $0.6 million, or negative 9% of revenue for the twelve months ended March 31, 2011. The negative gross margin percentages relate to launch customer pricing on the 15L product, and materials variance on certain shipments during the nine month period ended December 31, 2011 while in the twelve month period ended March 31, 2011, the negative gross margin percentage was driven by campaign accruals relating to the 15L product.

CWI gross margin increased $15.7 million to $60.0 million, or 43% of revenue from $44.3 million or 40% of revenue. CWI product gross margin and product gross margin percentage for the nine months ended December 31, 2011 were $51.0 million and 44.5%, respectively, compared to $33.7 million and 39.9%, respectively, for the twelve months ended March 31, 2011.  This increase in gross margin percentage was due primarily to a reduction in warranty accrual rates compared to the prior year period driven by improved product reliability and product mix.  CWI parts gross margin percentage remained consistent at 37.1% for the nine months ended December 31, 2011 compared to 39.6% for the twelve months ended March 31, 2011.

WWI gross margin increased $4.6 million to $14.6 million, or 18% of revenue from $10.0 million or 19% of revenue. The decrease in gross margin percentage related primarily to business mix as gross margin varies depending on size and horsepower rating of engines sold.

Research and Development Expenses

The following table presents details of R&D expense by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Research and Development

(expressed in millions of U.S. dollars)

	Twelve months ended	Nine months ended
	December 31,	December 31,	Change
	2012	2011	$	%

Applied Technologies	$3.1	$2.5	$0.6	24%
On-Road Systems	25.3	16.8	8.5	51%
New Markets and Off-Road Systems	2.8	1.3	1.6	124%
Corporate and Technology Investments	42.0	16.0	25.9	162%
Total research and development	$73.2	$36.6	$36.6	100%

Research and development expenses, net of program funding, for the twelve months ended December 31, 2012, increased $36.6 million to $73.2 million compared to $36.6 million for the nine months ended December 31, 2011. Applied Technologies research and development expenses increased $0.6(*) million primarily due to the consolidation of Emer for twelve months compared with six months in the comparative period. On-Road Systems research and development expenses increased $8.5 million primarily in relation to efforts to expand product offerings to OEMs to include the launch of the F-250/F-350 bi-fuel super duty pick-up truck and from the recording expenses relating to our operation in Sweden relating to Volvo V-70 bi-fuel cars for twelve months compared with two months in the comparative period. Corporate research and development expenses increased $26.0(*) million from $16.0(*) million to $42.0 million driven by increases in investments under our development agreements and new programs.

(*)         amounts have been revised from previously reported to agree with tabular information above.

The following table presents details of R&D expense by segment for the nine months ended December 31, 2011 compared to the twelve months ended March 31, 2011:

Research and Development

(expressed in millions of U.S. dollars)

	Nine months ended	Twelve months ended
	December 31,	March 31,	Change
	2011	2011	$	%

Applied Technologies	$2.5	$1.0	$1.4	142%
On-Road Systems	16.8	12.5	4.4	35%
New Markets and Off-Road Systems	1.3	0.3	1.0	354%
Corporate and Technology Investments	16.0	10.9	5.2	48%
Total research and development	$36.6	$24.6	$12.0	49%

Research and development expenses, net of program funding, for the nine months ended December 31, 2011, increased $12.0 million, and 49%, to $36.6 million compared to $24.6 million for the twelve months ended March 31, 2011. The increase related to primarily to product development costs incurred in the On-Road Systems related to the launch of the F-250/F-350 bi-fuel super duty pick-up truck of $7.7 million offset by lower ongoing product support costs related to the 15L product due to the nine month period ended December 31, 2011 being compared against the twelve month period ended March 31, 2011. The increase in Corporate research and development expenses of $5.2 million related to higher costs incurred under our development agreements with an increased level of activity.

General and Administrative Expenses

The following table presents details of G&A expense by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

General and Administrative

(expressed in millions of U.S. dollars)

	Twelve months ended	Nine months ended
	December 31,	December 31,	Change
	2012	2011	$	%

Applied Technologies	$7.9	$5.5	$2.4	45%
On-Road Systems	9.8	3.8	5.9	156%
New Markets and Off-Road Systems	1.0	—	1.0	n/a
Corporate and Technology Investments	26.1	13.4	12.7	94%
Total general and administrative	$44.8	$22.7	$22.1	97%

General and administrative expenses increased $22.1 million for the year ended December 31, 2012 from $22.7 million for the nine month period ended December 31, 2011 to $44.8 million for the year ended December 31, 2012. Applied Technologies general and administrative expenses increased $2.4(*) million due to the acquisition of Emer in July 2011.  On-Road Systems general and administrative expenses increased $5.9 million due to the additional three months in the current period versus the comparative period, an increase in compensation due to headcount ramp up to support the business and higher facilities and office expenses related to the launch of our Detroit and Kentucky facilities supporting the F-250/F-350 development and advanced engineering development of our light duty vehicles, and the costs related to running our Sweden operations for a full year versus two months in the comparative period. Off-Road Systems had an increase from $0 to $1.0 million as there was limited activity other than sales and marketing activity in the comparative period. Corporate general and administrative expenses increased $12.7(*) million primarily due to an increase in salaries and benefits of $7.7 million related to higher headcount to support new programs and global market development efforts, higher professional services and facilities costs of $3.7 million and by the additional three months in comparing the current twelve month period to the prior nine month period.

(*)         amounts have been revised from previously reported to agree with tabular information above.

The following table presents details of G&A expense by segment for the nine months ended December 31, 2011 compared to the twelve months ended March 31, 2011:

General and Administrative

(expressed in millions of U.S. dollars)

	Nine months ended	Twelve months ended
	December 31,	March 31,	Change
	2011	2011	$	%

Applied Technologies	$5.5	$2.2	$3.3	152%
On-Road Systems	3.8	1.3	2.5	196%
New Markets and Off-Road Systems	—	—	—	n/a
Corporate and Technology Investments	13.4	11.5	1.9	16%
Total general and administrative	$22.7	$15.0	$7.7	51%

General and administrative expenses increased $7.7 million, and 51%, to $22.7 million for the nine month period ended December 31, 2011 from $15.0 million for the twelve month period ended March 31, 2011. Applied Technologies general and administrative expenses increased $3.3(*) million due to the July 1, 2011 acquisition of Emer. On-Road Systems general and administrative expenses increased $2.5 million due to expenses associated with our operations in Sweden and higher costs related to support of the 15L program. Corporate general and administrative costs increased by $1.9 million primarily due to an increase salaries and benefits related to headcount to support new programs and global market development efforts.

(*)   amounts have been revised from previously reported to agree with tabular information above.

Sales and Marketing Expenses

The following table presents details of S&M expense by segment for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Sales and Marketing

(expressed in millions of U.S. dollars)

	Twelve months ended	Nine months ended
	December 31,	December 31,	Change
	2012	2011	$	%

Applied Technologies	$3.5	$1.8	$1.7	95%
On-Road Systems	12.8	7.8	5.0	65%
New Markets and Off-Road Systems	8.5	1.4	7.0	489%
Corporate and Technology Investments	5.4	4.3	1.0	24%
Total sales and marketing	$30.1	$15.3	$14.8	97%

Sales and marketing expenses increased $14.8 million, and 97%, from $15.3 million for the nine month period ended December 31, 2011 to $30.1 million for the year ended December 31, 2012. Applied Technologies sales and marketing expenses increased $1.7 million due to the acquisition of Emer, which resulting in twelve months of expenses in 2012 compared with six months of expenses in the comparative period, as the acquisition occurred on July 1, 2011. On-Road Systems sales and marketing expenses increased as a result of the launch of the F-Series super duty products and sales and marketing costs related to the Volvo V70 bi-fuel wagon. Field support expenses and sales and marketing costs related to the 15L also increased by $2.9 million compared with the prior period due to higher volumes, more units in the field and the comparison of a twelve month period to a nine month period. Off-Road Systems sales and marketing expenses increased $7.0 million as a result of market development initiatives for Off-Road applications and increased sales and marketing effort and OEM activities in China. Corporate sales and marketing expenses increased primarily due to the comparison of a twelve month current period against a nine month prior period.

The following table presents details of S&M expense by segment for the nine months ended December 31, 2011 compared to the twelve months ended March 31, 2011:

Sales and Marketing

(expressed in millions of U.S. dollars)

	Nine months ended	Twelve months ended
	December 31,	March 31,	Change
	2011	2011	$	%

Applied Technologies	$1.8	$0.8	$1.0	114%
On-Road Systems	7.8	7.8	0.0	0%
New Markets and Off-Road Systems	1.4	1.1	0.3	26%
Corporate and Technology Investments	4.3	4.3	0.0	1%
Total sales and marketing	$15.3	$14.0	$1.3	9%

Sales and marketing expenses increased $1.3 million, and 9%, to $15.3 million for the nine month period ended December 31, 2011 from $14.0 million for the twelve month period ended March 31, 2011. Applied Technologies sales and marketing expenses increased $1.0 million despite the current period being nine months in duration while the comparative period was twelve months, due to the acquisition of Emer in July 2011. On-Road Systems sales and marketing expenses were $7.8 million in both the current nine month period and the comparative twelve month period as the impact of the shorter period was offset by higher compensation and travel related expenditures with the ramp up of the 15L program and increased field support with more vehicles in service. Off-Road Systems sales and marketing expenses increased $0.3 million due to increasing sales and marketing activities in China. Corporate sales and marketing costs increased due to increases in corporate development activities.

Unconsolidated Joint Venture Operating Expenses

The following table presents details of the operating expense of our joint ventures for the twelve months ended December 31, 2012 compared to nine months ended December 31, 2011:

Unconsolidated Joint Venture Operating Expenses

(expressed in millions of U.S. dollars)

	Twelve months ended	Nine months ended
	December 31,	December 31,	Change
	2012	2011	$	%

CWI	$26.1	$17.2	$8.9	52%
WWI	28.1	9.7	18.4	189%

Total JV Operating Expenses	$54.2	$26.9	27.3	102%

CWI operating expenses were $26.1 million for the twelve months ended December 31, 2012 compared with $17.2 million for the nine months ended December 31, 2011. The $8.9 million increase was primarily due to the additional three months in comparing the current twelve month period to the prior nine month period, higher material and salary related costs associated with product development of $4.9 million, and an increase in policy expense, market development support and travel expenditures.

WWI operating expenses were $28.1 million for the twelve months ended December 31, 2012 compared with $9.7 million for the nine months ended December 31, 2011. The increase relates primarily to higher product development costs and increased salary, facilities and support costs associated with rapid growth.

The following table presents details of the operating expense of our joint ventures for the nine months ended December 31, 2011 compared to the twelve months ended March 31, 2011:

Unconsolidated Joint Venture Operating Expenses

(expressed in millions of U.S. dollars)

	Nine months ended	Twelve months ended
	December 31,	March 31,	Change
	2011	2011	$	%

CWI	$17.2	$18.9	$(1.7)	-9%
WWI	9.7	6.6	3.1	46%

Total JV Operating Expenses	$26.9	$25.5	1.4	5%

CWI operating expenses were $17.2 million for the nine months ended December 31, 2011 compared with $18.9 million for the twelve months ended March 31, 2011. The $1.7 million decrease was primarily due to the additional three months in comparing the prior twelve month period to the current nine month period.

WWI operating expenses were $9.7 million for the nine months ended December 31, 2011 compared with $6.6 million for the twelve months ended March 31, 2011. The increase relates primarily to higher product development costs and increased salary, facilities, and support costs associated with rapid growth.

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on its non-OMVL and Emer Euro denominated monetary assets and liabilities including the Euro denominated long-term liability payable to the Sellers of OMVL.  For the twelve months ended December 31, 2012, we recognized a net foreign exchange loss of $1.2 million with the movement in the Canadian dollar relative to the U.S. dollar.  A majority of the foreign exchange loss for the twelve months ended December 31, 2012 is unrealized.

For the nine months ended December 31, 2011, we recognized a net foreign exchange gain of $2.1(1) million with the movement in the Canadian dollar relative to the U.S. dollar.  This compares to a net foreign exchange loss of $3.3(1) million for the twelve months ended March 31, 2011.  A majority of the foreign exchange gain for the nine months ended December 31, 2011 was unrealized.

Depreciation and amortization for the twelve months ended December 31, 2012 was $11.4 million compared to $6.2 million for the nine months ended December 31, 2011 and $3.4 million for the twelve months ended March 31, 2011.  The increases primarily related to depreciation of property and equipment and intangible assets acquired in the purchase of Emer and AFV.

Income from investment accounted for by the equity method primarily relates to our 50% interest in CWI and our 35% interest in WWI.

Income from investment accounted for by the equity method

(expressed in millions of U.S. dollars)

	Twelve months ended	Nine months ended	Twelve months ended
	December 31,	December 31,	March 31,
	2012	2011(1)	2011(1)

CWI - 50% interest	$13.2	$13.0	$8.0
WWI - 35% interest	2.9	1.4	1.0
Other	0.1	0.1	(0.4)

Income from investment accounted for by the equity method	$16.2	$14.5	$8.6

(1)   December 31, 2011 and March 31, 2011 balances restated due to effects of restatement identified in note 2(a).

Interest on long-term debt and amortization of discount expense primarily relates to our CDN$ debentures, amortization of deferred financing charges and interest on our senior financing facilities.

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Twelve months ended	Nine months ended	Twelve months ended
	December 31,	December 31,	March 31,
	2012	2011	2011

CDN debentures - 9% per annum	$3.3	$1.9	$3.0
Amortization of deferred financing charges	0.4	—	—
Interest expense on senior financing facilities	1.3	0.8	—
Accretion expense relating to the long-term payable	0.3	0.3	0.3
Other	0.1	—	—

Total Interest on long-term debt	$5.4	$3.0	$3.3

Interest on long-term debt for the twelve months ended December 31, 2012 of $5.4 million is higher compared to the nine months ended December 31, 2011 due to the additional 3 months interest expense and amortization of deferred financing costs on the CDN $36.0 million debentures issued on September 30, 2011.

Interest on long-term debt for nine months ended December 31, 2011 of $3.0 million is lower compared to the twelve months ended March 31, 2011 due to the difference of 3 months interest expense offset by the related interest expense on Emer senior financing facilities assumed as part of the acquisition of Emer (note 4(a)).

Income tax expense for the twelve months ended December 31, 2012 was $1.7 million compared to an income tax recovery of $1.2 million for the nine months ended December 31, 2011 and an income tax expense of $0.4 million for the twelve months ended March 31, 2011.

Applied Technologies recorded an income tax expense of $0.8 million for the twelve months ended December 31, 2012 compared to an income tax recovery of $1.8 million for the nine months ended December 31, 2011 and an income tax expense of $0.1 million for the twelve months ended March 31, 2011. Differences were primarily due to higher taxable income in Emer and OMVL in the current year period compared to losses realized by Emer and OMVL in the prior year periods.

Corporate recorded an income tax expense of $1.4 million for the twelve months ended December 31, 2012 compared to an income tax expense of $0.5 million for the nine months ended December 31, 2011 and an income tax expense of $0.3 million for the twelve months ended March 31, 2011, which relates to the withholding taxes on dividends paid by CWI.  The dividends paid by CWI during the current year period were greater than then dividends paid in the prior year periods.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at December 31, 2012, our cash, cash equivalents and short-term investment position was $215.9 million, an increase of $148.3 million from $67.6 million at December 31, 2011.  Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the twelve months ended December 31, 2012, our cash used in operations was $85.7 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $89.1 million.  Changes in non-cash working capital resulted in an increase of $3.4 million.  The $3.4 million change in working capital was impacted, by increases in warranty liability of $2.0 million, deferred revenue of $3.1 million, inventory of $7.9 million and accounts payable and accrued liabilities of $0.7 million and offset by decrease in prepaid expenses of $0.2 million and accounts receivable of $6.7 million.  Cash used in investing activities included purchase of fixed assets of $30.4 million, acquisition of assets of AEC of $1.1 million, purchase of intangible assets of $1.0 million, and net purchase of short-term investments of $22.5 million, loan repayments net of advances of $19.4 million, offset by $22.6 million in dividends received from CWI and $2.5 million repayment on our note receivable.  Cash provided by financing activities included $265.4 million, net of share issuance costs, raised in a public share offering, $1.0 million in shares issued for stock option exercises and $1.1 million drawn from our operating lines of credit.

Foreign exchange resulted in a negative adjustment to cash and cash equivalents of $0.1 million as a portion of our cash balances are maintained in Canadian dollars and Euro.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends and borrowings under our credit facility to fund our committed milestones and obligations for our current programs.   We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

On February 27, 2012, the Company issued a total of 6,325,000 Common Shares at a price of $43.25 per share for gross proceeds of $273.6 million.  The net proceeds of $265.4 million (net of share issuance costs of $8.1 million) will be used by us to further our business objectives of developing technology and relationships in new and adjacent market opportunities with OEMs focused on industrial and automotive, and On-Road and Off-Road applications and capital expenditures including new test facilities.

Our cash position at December 31, 2012 includes cash generated from several other sources, including product revenue, parts revenue and service and other revenue.  Therefore, our cash position is net of expenditures related to the use of proceeds disclosed in the public offering.  To date, we have made gross expenditures related to the use of proceeds disclosed in the public offering as follows:

(in millions of United States dollars)	Estimated use of proceeds at time of public offering	Estimate of proceeds used during the Year ended December 31, 2012
	$	$
Off-Road Applications (formerly HHP Applications)	50.0 – 100.0	6.5
Capital Expenditures	30.0 – 50.0	14.2
Geographic Expansion (formerly HD business units)	20.0 – 40.0	37.0
Geographic Expansion (formerly LD business units)	20.0 – 40.0	29.5
General corporate purposes	36.3 – 146.3	28.1
	266.3	115.3

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the twelve months ended December 31, 2012, nine months ended December 31, 2011 and twelve months ended March 31, 2011, the weighted average number of shares used in calculating the loss per share was 54,072,513, 47,933,348 and 42,305,889, respectively.  During the twelve months ended December 31, 2012, we granted 770,727 stock options and 185,705 share units relating to our long-term incentive programs.  The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	December 31, 2012		May 31, 2013
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Shares outstanding	55,294,091		55,658,459
Share Options
- Outstanding	996,047	27.78	909,027	29.68
- Exercisable	226,487	8.06	341,904	22.93
Share Units
- Outstanding	1,095,094	N/A	1,413,715	N/A
- Exercisable	262,615	N/A	267,947	N/A

(weighted average exercise prices are presented in Canadian dollars)

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2012

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts.  Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data (unaudited)

Three months ended	3/31/2011 (1)	6/30/2011 (1)	9/30/2011 (1)	12/31/2011 (1)	3/31/2012 (1)	6/30/2012 (1)	9/30/2012 (1)	12/31/2012
Units shipped	2	17	85	511	493	232	607	624

(expressed in millions of United States dollars except for per share amounts)

Product revenue	$8.0	$12.1	$31.0	$32.0	$35.3	$34.3	$28.3	$31.0
Parts revenue	1.0	0.8	0.5	1.0	0.7	0.7	1.0	1.2
Service and other revenue	4.1	—	0.4	9.8	—	14.1	1.4	7.8
Total revenue	13.1	12.9	31.9	42.9	36.0	49.1	30.7	39.9

Cost of product and parts revenue	6.9	11.7	26.8	28.5	27.1	26.0	22.9	26.5
Gross margin	6.1	1.2	5.1	14.4	8.9	23.1	7.8	13.3
Gross margin percentage	47%	9%	16%	33%	25%	47%	25%	33%

Net loss for the period	$(14.4)	$(18.1)	$(13.2)	$(14.5)	$(22.6)	$(6.1)	$(32.5)	$(37.6)

Loss per share
Basic	$(0.31)	$(0.38)	$(0.27)	$(0.30)	$(0.44)	$(0.11)	$(0.59)	$(0.68)
Diluted (2)	$(0.31)	$(0.38)	$(0.27)	$(0.30)	$(0.44)	$(0.11)	$(0.59)	$(0.68)

Income from unconsolidated joint ventures:
CWI net income attributable to the Company	2.3	2.9	4.7	5.3	4.8	3.6	3.6	1.2
WWI net income attributable to the Company	0.4	0.4	0.4	0.5	0.6	1.1	0.7	0.5

(1)   Figures have been restated from those previously presented to reflect the retrospective accounting for its interest in its VIE's on an equity basis.

(2)   Fully diluted loss per share is not materially different as the effect of stock options, warrants and restricted and performance share units would be anti-dilutive.

THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011

Our consolidated revenue for the three months ended December 31, 2012 was $39.9 million, a decrease of $3.0 million, or 7.0%, from $42.9 million for the three months ended December 31, 2011.  Corporate revenues for the quarter ended December 31, 2012 decreased due to a reduction in service revenue of $2.1 million recorded in the current quarter under our development agreements.  On-Road Systems product revenue decreased as 15L unit sales decreased 61 units to 109 units for the quarter ended December 31, 2012 compared to 170 units in the prior year period offset by an increase in revenue from the launch of F-250/F-350 bi-fuel super duty pick-up.

Our consolidated net loss for the three months ended December 31, 2012 was $37.6 million, or a loss of $0.68 per diluted share, compared to a net loss of $14.5 million, or a loss of $0.30 per diluted share, for the three months ended December 31, 2011.  The $23.1 million increase in net loss relates primarily to lower On-Road Systems revenue due to a decrease in units sold, lower Corporate service revenue and overall increase in operating expenses in On-Road Systems and Corporate primarily due to increase in investment in new product programs, global market development efforts and new business development.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years

Accounts payable and accrued liabilities	48.5	48.5	48.5	—	—	—
Unsecured subordinated debentures (1)	36.2	40.9	2.3	38.6	—	—
Long-term payable (2)	9.8	10.0	10.0	—	—	—
Senior financing (3)	18.8	19.2	3.7	8.6	7.0	—
Senior revolving financing (4)	13.2	13.2	13.2	—	—	—
Other bank financing	1.2	1.2	0.4	0.3	0.3	0.2
Other long-term debt	1.5	1.5	0.8	0.7	0.0	—
Operating lease commitments	—	19.4	4.8	8.0	5.5	1.1
Royalty payments (5)	—	22.9	1.4	21.5	—	—

	$129.2	$176.9	$85.1	$77.7	$12.8	$1.3

(1) Includes interest at 9%.

(2) Includes interest at 3.72%.

(3) Includes interest at 2.0%, the rate in effect at December 31, 2012.

(4) Includes interest at 2.3%, the rate in effect at December 31, 2012.

(5) From fiscal 2011 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,357 (CDN$1,350) or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds CDN$13,500 in any aforementioned fiscal year, up to a maximum of $28,333 (CDN$28,189). The Company has assumed the minimum required payments.

Contractual Commitments

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.07% to 7.32%.  Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Short-term Debt

The senior financing agreement of $18.8 million bears interest at the 6-month Euribor plus 1.7% with quarterly principal and interest payments.  The senior revolving facility of $13.2 million bears interest at the 6-month Euribor plus 2.20% and will be repaid on September 30, 2017.

On July 2, 2010, we acquired OMVL and portion of the purchase price amounting to $10.0 million (€7.6 million) is payable on the third anniversary of the closing date.  This amount is non-interest bearing and was discounted at market rates of interest on the acquisition date.  The amount is guaranteed to the sellers of OMVL by Banca Intesa S.p.A with a cross guarantee from the Bank of Montreal with a letter of credit for $10.6 million (CDN$10.6 million).

Subordinated Debenture Notes

On September 23, 2011, we raised CDN $36.0 million through the issuance of debentures.  The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012.  We paid to Macquarie Private Wealth Inc. a cash commission equal to 3.85% of the gross proceeds of the offering.

Royalty Payments

Royalty payments include annual royalties payable to ITO as outlined in “Government Funding” below.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions.  As a result of our government partnerships, we recognized $0.8 million in government funding during the twelve months ended December 31, 2012 compared with $0.4 million for the nine months ended December 31, 2011 and $1.0 million for the twelve months ended March 31, 2011.

Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM

INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to $18.9 million CDN.	Annual royalties equal to the greater of $1.35 million CDN or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed $13.5 million CDN.	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28.2 million CDN.

DEPARTMENT OF NATURAL RESOURCES CANADA	Funded $1.0 million CDN for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.	1% of revenues from future sales of natural gas engines for power generators.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1.0 million CDN.

For the year ended December 31, 2012, royalties of $1.4 million (CDN $1.4 million) relating to ITO were paid and an additional $1.4 million (CDN $1.4 million) was accrued during the year.  Cumulative royalties paid relating to ITO as at December 31, 2012 total $5.4 million CDN.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov.  Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects.  While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.  A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended December 31, 2012 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital

	Twelve Months ended	Nine Months ended	Twelve Months ended
	December 31	December 31	March 31
(expressed in millions of U.S. dollars)	2012	2011	2011

Cash flow from operations
Net loss for the year	$(98.8)	$(45.8)	$(42.1)
Items not involving cash:
Depreciation and amortization	11.4	6.2	3.4
Stock-based compensation expense	12.5	6.2	4.9
Deferred income tax (recovery) expense	(0.4)	(2.2)	0.5
Income from investment accounted for by the equity method (1)	(16.2)	(14.5)	(8.6)
Accretion of long-term debt	2.1	1.0	2.0
Other	0.3	0.6	0.1

Cash flows from operations before changes in non-cash operating working capital	$(89.1)	$(48.5)	$(39.8)

(1)   December 31, 2011 and March 31, 2011 balances restated due to effects of restatements identified in note 2(a).